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                                   FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OF 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 1998

                            Galileo Technology Ltd.
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                (Translation of registrant's name into English)

                    Moshav Manof, D.N. Misgav 20178, Israel
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                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual
reports under cover        Form 20-F or Form 40-F.

          Form 20-F      X          Form 40-F
                    ------------                ------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                      No       X
                  ------------          ------------
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                                  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                GALILEO TECHNOLOGY LTD.


June 11, 1998                   By:  George A. Hervey
                                     ----------------------
                                     George A. Hervey, Sr. Vice President of
                                     Finance and Chief Financial Officer





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FOR MORE INFORMATION CONTACT

George A. Hervey
Sr. VP Finance & CFO
(408) 367-1400 x228

Galileo Website Location: http://www.galileoT.com

FOR IMMEDIATE RELEASE
---------------------

                 GALILEO TECHNOLOGY INC. ANNOUNCES ACQUISITION
                     OF SHARES OF GALILEO TECHNOLOGY LTD.

  San Jose, CA June 10, 1998 Galileo Technology Inc. ("GTI"), a California corporation that is the wholly-owned subsidiary of Galileo Technology Ltd. ("GTL") (Nasdaq:GALTF), today announced that its Board of Directors has approved a stock purchase program to buy an aggregate of up to five percent of the Ordinary Shares of GTL from time to time at prevailing market prices as permitted by applicable law. GTL has approximately 20.5 million Ordinary Shares issued and outstanding. The shares may be used for issuance upon exercise of employee stock options under existing or new stock option plans of GTI and for other corporate purposes.

  Manuel Alba, President of GTI said, "We believe that GTL's stock is undervalued. We think that implementing a purchase program expresses our confidence in the long-term direction and performance of GTL, and evidences our strong commitment to increasing shareholder value for the shareholders of GTL."

ABOUT GALILEO TECHNOLOGY LTD.

  Galileo Technology Ltd., defines, develops and markets advanced digital semiconductor devices that perform critical functions for network systems. Galileo's Datacom Systems on Silicon tm are designed to simplify design efforts, reduce development risks and costs, and substantially improve time-to-market for OEM's in the data communications equipment market. The company's product lines - system controllers, switched Ethernet LAN controllers and remote access WAN controllers - provide three of the key functionalities of data communications systems. Galileo Technology Ltd., founded in Karmiel, Israel, began operations in early 1993, and opened its business operations, Galileo Technology, Inc., in San Jose, California, in early 1994. Galileo employs more than 120 employees worldwide.

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     Any forward-looking statements contained in this document reflect management's current intentions and expectations. Actual future results could vary materially depending on certain risks and uncertainties, including dependence on new product development, customer acceptance and competition and other risk factors listed in the company's most recent report on form 20-F on file with the SEC.